

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2024

Christopher Boever
Chief Executive Officer
STRYVE FOODS, INC.
Post Office Box 864
Frisco, TX 75034

> **Re: STRYVE FOODS, INC.**
> **Registration Statement on Form S-1**
> **Filed September 11, 2024**
> **File No. 333-282043**

Dear Christopher Boever:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing